                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A_

Attached hereto and incorporated by reference herein are unofficial translations of the (i) Interim Unaudited Consolidated Financial Statements as of March 31,
2009 and (ii) Board of Directors' Report on the State of Corporate Affairs as of
March 31, 2009, each of which has been filed with the Israeli Securities
Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         TEFRON LTD.
                                                         (Registrant)

                                                         By: /s/ Eran Rotem
                                                         -----------------------
                                                         Eran Rotem
                                                         Chief Financial Officer

                                                         By: /s/ Adi Livneh
                                                         -----------------------
                                                         Adi Livneh
                                                         Chief Executive Officer

Date: June 3, 2009

                                       3

                                   TEFRON LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2009

                                    UNAUDITED

                                   TEFRON LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2009

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                PAGE
                                                                ----

Auditors' review report                                        F - 2

Consolidated Balance Sheets                                F - 3 - F - 4

Consolidated Statements  of Income                             F - 5

Consolidated Statements of Comprehensive Income                F - 6

Consolidated Statements of Changes in Equity                   F - 7

Consolidated Statements of Cash Flows                      F - 8 - F - 9

Notes to Interim Consolidated Financial Statements        F - 10 - F - 15

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

          AUDITORS' REPORT ON REVIEW TO THE SHAREHOLDERS OF TEFRON LTD.

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of March 31, 2009 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial
Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel, "Review of Interim Financial Information
Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioend, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate
Reports), 1970.

Haifa, Israel                                     KOST FORER GABBAY & KASIERER
May 31, 2009                                    A Member of Ernst & Young Global

                                      F - 2

                                                                     TEFRON LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                          MARCH 31,
                                                   ------------------------       DECEMBER 31,
                                                     2009            2008            2008
                                                   --------        --------        --------
                                                           UNAUDITED                AUDITED
                                                   ------------------------        --------
                                                             DOLLARS IN THOUSANDS
                                                   ----------------------------------------

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                        $    211        $  1,371        $  1,566
  Short-term investments                              1,149           7,267             847
  Trade receivables                                  30,595          38,810          23,446
  Other accounts receivable                           4,312           3,263           4,558
  Inventories                                        26,026          33,937          32,125
                                                   --------        --------        --------

                                                     62,293          84,648          62,542
                                                   --------        --------        --------

NON-CURRENT ASSETS:

  Marketable securities                                   -           1,277               -
  Subordinated note                                   2,400           3,000           2,700
  Fixed assets, net                                  62,613          72,190          64,469
  Goodwill and other intangible assets, net           1,921             635           2,021
                                                   --------        --------        --------

                                                     66,934          77,102          69,190
                                                   --------        --------        --------

                                                   $129,227        $161,750        $131,732
                                                   ========        ========        ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 3

                                                                     TEFRON LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                       MARCH 31,
                                                              ---------------------------        DECEMBER 31,
                                                                2009              2008              2008
                                                              ---------         ---------         ---------
                                                                        UNAUDITED                  AUDITED
                                                              ---------------------------         ---------
                                                                           DOLLARS IN THOUSANDS
                                                              ---------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Short-term bank credit                                      $  13,965         $   4,161         $  24,809
  Trade payables                                                 24,116            32,305            25,167
  Other accounts payable                                          7,135            10,179             7,636
                                                              ---------         ---------         ---------

                                                                 45,216            46,645            57,612
                                                              ---------         ---------         ---------

NON-CURRENT LIABILITIES:

  Long-term loans from banks                                     10,297            14,480                 -
  Employee benefit liabilities, net                               1,413             1,635             2,169
  Long-term accounts payable - institutions                       1,432                 -             1,309
  Deferred taxes, net                                             6,688            11,122             6,897
                                                              ---------         ---------         ---------

                                                                 19,830            27,237            10,375
                                                              ---------         ---------         ---------

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

  Share capital                                                   7,518             7,518             7,518
  Additional paid-in capital                                    107,161           106,927           107,104
  Accumulated deficit                                           (43,106)          (18,532)          (43,739)
  Ordinary shares in treasury                                    (7,408)           (7,408)           (7,408)
  Other capital reserves                                           (231)             (637)               23
                                                              ---------         ---------         ---------

  Equity attributable to equity holders of the Company           63,934            87,868            63,498
  Employee stock options in a subsidiary                            247                 -               247
                                                              ---------         ---------         ---------

TOTAL EQUITY                                                     64,181            87,868            63,745
                                                              ---------         ---------         ---------

                                                              $ 129,227         $ 161,750         $ 131,732
                                                              =========         =========         =========

     May 31, 2009
-----------------------    -----------------------    -----------------------    -----------------------
Date of approval of the        Ya'akov Gelbard              Adi Livneh                 Eran Rotem
 financial statements       Chairman of the Board              CEO                        CFO

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 4

                                                                     TEFRON LTD.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31,                 YEAR ENDED
                                                                           ---------------------------       DECEMBER 31,
                                                                              2009             2008              2008
                                                                           ---------         ---------         ---------
                                                                                    UNAUDITED                   AUDITED
                                                                           ---------------------------         ---------
                                                                            DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                                           ---------------------------------------------

Sales                                                                      $  46,985         $  50,942         $ 173,829
Cost of sales                                                                 40,867            44,437           167,557
                                                                           ---------         ---------         ---------

Gross profit                                                                   6,118             6,505             6,272

Selling and marketing expenses                                                 4,507             4,659            16,959
General and administrative expenses                                            1,291             1,543             6,406
Other expenses                                                                     -                 -             2,135
                                                                           ---------         ---------         ---------

Operating income (loss)                                                          320               303           (19,228)

Financial income                                                              (1,823)             (176)             (319)
Financial expenses                                                             1,329             1,357             3,347
                                                                           ---------         ---------         ---------

Income (loss) before taxes on income                                             814              (878)          (22,256)
Taxes on income (tax benefit)                                                    181              (308)           (4,677)
                                                                           ---------         ---------         ---------

Net income (loss)                                                          $     633         $    (570)        $ (17,579)
                                                                           =========         =========         =========

NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE
  COMPANY (IN DOLLARS):

Basic and diluted earning (loss) per share                                 $     0.3         $    (0.3)        $    (8.3)
                                                                           =========         =========         =========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 5

                                                                     TEFRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,                YEAR ENDED
                                                                        -------------------------       DECEMBER 31,
                                                                          2009             2008             2008
                                                                        --------         --------         --------
                                                                                UNAUDITED                  AUDITED
                                                                        -------------------------         --------
                                                                                   DOLLARS IN THOUSANDS
                                                                        ------------------------------------------

Net income (loss)                                                       $    633         $   (570)        $(17,579)
                                                                        --------         --------         --------

Other Comprehensive Loss:

 Realized gain in respect of cash flow hedging transactions, net             (44)            (319)            (445)
 Realized loss (gain) in respect of short-term investments                     -                -               77
 Unrealized gain in respect of cash flow hedging transactions,
   net                                                                      (512)            (631)              23
 Unrealized gain (loss) in respect of short-term investments                 302              (55)               -
 Actuarial loss from defined benefit plans, net                                -                -             (198)
                                                                        --------         --------         --------

 Other comprehensive loss, net                                              (254)          (1,005)            (543)
                                                                        --------         --------         --------

Total comprehensive income (Loss)                                       $    379         $ (1,575)        $(18,122)
                                                                        ========         ========         ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 6

                                                                     TEFRON LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
--------------------------------------------------------------------------------

                                                 ADDITIONAL                ORDINARY       OTHER                 OPTIONS FOR
                                       SHARE      PAID-IN    ACCUMULATED   SHARES IN     CAPITAL                 SHARES IN     TOTAL
                                      CAPITAL     CAPITAL      DEFICIT      TREASURY     RESERVES      TOTAL     SUBSIDIARY    EQUITY
                                      --------    --------     --------     --------     --------     --------    --------    --------
                                                                            DOLLARS IN THOUSANDS
                                      ------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2009
  (AUDITED)                           $  7,518    $107,104     $(43,739)    $ (7,408)    $     23     $ 63,498    $    247    $ 63,745

Total comprehensive income                   -           -          633            -         (254)         379           -         379

Compensation related to
  options granted to employees               -          57            -            -            -           57           -          57
                                      --------    --------     --------     --------     --------     --------    --------    --------

BALANCE AS OF MARCH 31, 2009
  (UNAUDITED)                         $  7,518    $107,161     $(43,106)    $ (7,408)    $   (231)    $ 63,934    $    247    $ 64,181
                                      ========    ========     ========     ========     ========     ========    ========    ========

                                                 ADDITIONAL                ORDINARY       OTHER
                                       SHARE      PAID-IN    ACCUMULATED   SHARES IN     CAPITAL
                                      CAPITAL     CAPITAL      DEFICIT      TREASURY     RESERVES      TOTAL
                                      --------    --------     --------     --------     --------     --------
                                                               DOLLARS IN THOUSANDS
                                      ------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2008
  (AUDITED)                           $  7,518    $106,864     $(17,962)    $ (7,408)    $    368     $ 89,380

Total comprehensive loss                     -           -         (570)           -       (1,005)      (1,575)

Compensation related to
  options granted to employees               -          63            -            -            -           63
                                      --------    --------     --------     --------     --------     --------

BALANCE AS OF MARCH 31, 2008
  (UNAUDITED)                         $  7,518    $106,927     $(18,532)    $ (7,408)    $   (637)    $ 87,868
                                      ========    ========     ========     ========     ========     ========

                                                 ADDITIONAL                 ORDINARY      OTHER                 OPTIONS FOR
                                       SHARE      PAID-IN     ACCUMULATED   SHARES IN    CAPITAL                 SHARES IN      TOTAL
                                      CAPITAL     CAPITAL       DEFICIT     TREASURY     RESERVES      TOTAL     SUBSIDIARY    EQUITY
                                      --------    --------     --------     --------     --------     --------    --------    --------
                                                                            DOLLARS IN THOUSANDS
                                      ------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2008
  (AUDITED)                           $  7,518    $106,864     $(17,962)    $ (7,408)    $    368     $ 89,380     $     -    $ 89,380

Total comprehensive loss                     -           -      (17,777)           -         (345)     (18,122)          -     (18,122)

Compensation related to
  options granted to employees               -         240            -            -            -          240           -         240
Compensation related  to
  employee of a subsidiary                   -           -            -            -            -            -         247         247
Cash dividend                                -           -       (8,000)           -            -       (8,000)          -      (8,000)
                                      --------    --------     --------     --------     --------     --------    --------    --------

BALANCE AS OF DECEMBER 31,
  2008 (AUDITED)                      $  7,518    $107,104     $(43,739)    $ (7,408)    $     23     $ 63,498    $    247    $ 63,745
                                      ========    ========     ========     ========     ========     ========    ========    ========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 7

                                                                     TEFRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                             THREE MONTHS ENDED
                                                                                  MARCH 31,                YEAR ENDED
                                                                          -------------------------       DECEMBER 31,
                                                                            2009             2008             2008
                                                                          --------         --------         --------
                                                                                   UNAUDITED                 AUDITED
                                                                          -------------------------         --------
                                                                                     DOLLARS IN THOUSANDS
                                                                          ------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                         $    633         $   (570)        $(17,579)
                                                                          --------         --------         --------

Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:

Adjustments to the profit or loss items:
Depreciation of fixed assets and intangible assets                           2,213            2,167            8,925
Impairment of fixed assets                                                       -                -            2,135
Inventories write-off                                                          480              275            4,523
Impairment of marketable securities                                              -                -              553
Compensation relates to options granted to employees                            57               63              487
Loss (gain) from sale of fixed assets                                          (17)              (6)             188
Gain from sale of marketable securities                                          -              (22)             (22)
Deferred taxes, net                                                           (209)          (1,076)          (5,558)
Change in employee benefit liabilities, net                                   (756)             150              420
Interest and amortization of marketable securities                               -             (202)            (263)
Interest on deposits                                                             -              (68)             (75)
Taxes on income                                                                239                -                -
Financial expenses, net                                                        163              239            1,363
                                                                          --------         --------         --------

                                                                             2,170            1,520           12,676
                                                                          --------         --------         --------
Changes in asset and liability items:

Decrease (increase) in trade receivables                                    (7,149)          (9,777)           5,587
Decrease in other accounts receivable                                          546            1,677              661
Decrease (increase) in inventories                                           5,619             (419)          (3,051)
Increase (decrease) in trade payables                                       (1,051)           2,585           (4,553)
Increase (decrease) in other accounts payable                                 (934)             618              (96)
                                                                          --------         --------         --------

                                                                            (2,969)          (5,316)          (1,452)
                                                                          --------         --------         --------
Cash paid and received during the period for:

Interest paid                                                                 (225)            (373)          (1,528)
Interest received                                                               62              134              165
Taxes paid                                                                    (239)               -                -
                                                                          --------         --------         --------

                                                                              (402)            (239)          (1,363)
                                                                          --------         --------         --------

Net cash used in operating activities                                         (568)          (4,605)          (7,718)
                                                                          --------         --------         --------

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 8

                                                                     TEFRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,             YEAR ENDED
                                                               -----------------------       DECEMBER 31,
                                                                2009            2008             2008
                                                               -------         -------         -------
                                                                     UNAUDITED                 AUDITED
                                                               -----------------------         -------
                                                                          DOLLARS IN THOUSANDS
                                                               ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets                                          (232)         (1,344)         (3,151)
Purchase of intangible assets                                      (26)            (96)           (223)
Acquisition of operations (a)                                        -               -            (300)
Proceeds from sale of fixed assets                                  18               6              35
Proceeds from sale of marketable securities, net                     -           1,582           5,914
Proceeds from repayment of deposits, net                             -           4,125           7,138
                                                               -------         -------         -------

Net cash provided by (used in) investment activities              (240)          4,273           9,413
                                                               -------         -------         -------

CASH FLOWS FROM FINANCING ACTIVITIES:

Short-term credit from banks, net                                  491               -           9,323
Repayment of long-term loans                                    (1,038)         (6,681)         (9,836)
Proceeds from long-term loans                                        -           6,000           6,000
Dividends paid  to shareholders                                      -               -          (8,000)
                                                               -------         -------         -------

Net cash used in financing activities                             (547)           (681)         (2,513)
                                                               -------         -------         -------

Decrease in cash and cash equivalents                           (1,355)         (1,013)           (818)

Cash and cash equivalent at the beginning of the period          1,566           2,384           2,384
                                                               -------         -------         -------

Cash and cash equivalent at the end of the period              $   211         $ 1,371         $ 1,566
                                                               =======         =======         =======

(a)   ACQUISITION OF OPERATIONS:

      Assets and liabilities of the operations
         as of the date of acquisition:

      Order backlog                                                  -               -             264
      Customer relationships                                         -               -           1,029
      Goodwill                                                       -               -             344
      Deferred tax liability                                         -               -            (323)
      Contingent consideration                                       -               -          (1,014)
                                                               -------         -------         -------
                                                                     -               -             300
                                                               =======         =======         =======
(b)   SIGNIFICANT NON-CASH TRANSACTIONS:

      Purchase of intangible assets in exchange
         for contingent consideration                          $     -         $     -         $ 1,014
                                                               =======         =======         =======

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                      F - 9

                                                                     TEFRON LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: - GENERAL

     These financial statements have been prepared in a condensed format as of
     March 31, 2009 and for the three month period then ended ("Interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of
     December 31, 2008 and for the year then ended and accompanying notes
     ("annual financial statements").

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of preparation of the interim consolidated financial statements:

          The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 "Interim Financial Reporting", as well as in accordance with the disclosure requirements of Chapter D of the Securities Regulations
          (Periodic and Immediate Reports), 1970.

          The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS:

          IAS 1 (Revised) introduces an additional statement, "statement of comprehensive income". The statement may be presented as a separate statement which includes net income and all items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders
          (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation reserve of fixed assets and etc. and the tax effect of these items carried directly to equity, with allocation between the
          Company and the minority interests. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests.
          Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, with allocation between the Company and the minority interests.

          IAS 1 (Revised) also requires entities to present a balance sheet as of the beginning of the comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the annual financial statements.

          The revision was adopted on January 1, 2009 with a retrospective restatement of comparative figures.

                                     F - 10

                                                                     TEFRON LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     a.   Basis of preparation of the interim consolidated financial statements:
          (Cont.)

          IFRS 2 - SHARE-BASED PAYMENT:

          Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty, will be accounted for by way of acceleration of vesting and not by forfeiture.

          Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

          This amendment was adopted on January 1, 2009. The initial adoption of the Standard did not have any material effect on the interim consolidated financial statements.

     b.   Standards issued but not yet effective:

          IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

          The amended IAS 1 ("the amendment") deals with current or non-current classification of the liability component of a convertible instrument.
          Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010.
          Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

          IAS 36 - IMPAIRMENT OF ASSETS:

          The amended IAS 36 ("the amendment") defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

          The Company believes that the effect of the amendment on its financial position, operating results and cash flows is not expected be material.

                                     F - 11

                                                                     TEFRON LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:- SEASONALITY OF OPERATIONS

     In the intimate apparel and active wear products, the Company does not identify seasonality. In the swimwear products most of the Company's sales are made between December and May. The operating results shall be viewed considering this seasonality.

NOTE 4:- SIGNIGICANT EVENTS IN THE STATEMENT PERIOD

     a.   STRUCTURAL CHANGES

          In order to improve the Company's management, its operations and its contacts with its customers and its suppliers, the Group centralized in January 2009 all of its active wear and intimate apparel activity in Hi-Tex founded by Tefron Ltd. (hereinafter: "Hi-Tex") and left the swimwear activity in Macro Clothing Ltd. (hereinafter: "Macro "). For this purpose, Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex, pursuant to Section 104 of the Income Tax Ordinance.

     b.   REVERSE SPLIT OF ORDINARY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value each would be converted into one ordinary share of NIS
          10 par value. The effective date for this reverse split was January
          22, 2009, the trading start date on the Tel Aviv Stock Exchange.
          Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 4,999,550 shares of
          NIS 10 par value each to 6,999,550 shares of NIS 10 par value each.The
          Company's Articles of Incorporation and Bylaws were amended accordingly. The Memorandum and Articles of Association of the Company
          were revised accordingly. The income (loss) per share in the consolidated statements of income to all of the periods presented is presented following the aforementioned revision.

     c.   EFFICIENCY PLAN

          During February 2009, the Company decided upon the implementation of a comprehensive efficiency plan. Included in this, the Company decided upon the streamlining of its production array via the concentration of a number of production sites operating in Jordan into fewer and larger production sites, the improvement of the measure of exploitation of sewing ability and a reduction in the cost of sewing, changes in the development processes (in order to meet the production dictates already at the development stage), the assimilation of an advanced quality assurance system with exact feedback on the production process, a reduction in the time gaps between the various production stages toward shortening the supply time to the customer, reducing the levels of depreciation and reducing manpower at the Company by some
          15%.

                                     F - 12

                                                                     TEFRON LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:- SIGNIGICANT EVENTS IN THE STATEMENT PERIOD (CONT.)

     d.   MEETING FINANCIAL COVENANTS

          As of December 31, 2008, the Company has not met one of the financial covenants determined in the long-term loan agreements with the banks.
          As such, the Company has classified these loans and presented them as of December 31, 2008 as part of the current liabilities in accordance with the instructions of IAS 1. On March 2009, waivers were received from all the banks, and in accordance with them, it was approved that the Company's failure to meet the aforementioned financial covenants does not constitute and shall not constitute a pretext for making the credit provided to the Company available for immediate repayment, and subject to meeting the financial covenants as of the financial statements to March 31, 2009. Furthermore, the financial covenants originally determined were not changed.

          As of March 31, 2009, the Company has met all the financial covenants, and therefore it has presented its long-term loans under long-term liabilities.

NOTE 5:- OPERATING SEGMENTS

     a.   General:

          For management purposes, the Group is organized into business units based on their products and services, and has two operating segments as follows:

          Seamless      -   Design, development, manufacturing and sale of
          Apparel           intimate apparel and active wear
          ("Seamless")      using the "seamless" method.

          Knitted       -   Design, development, manufacturing and sale of
          Apparel           intimate apparel, swimwear and active wear using the
          ("Cut & Sew")     "cut & sew" method. Design and manufacturing are
                            mostly carried out in Israel, in Jordan and in Asia-
                            Pacific, and finished goods are mostly sold in the
                            USA and Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Tefron UK marketing and sale activities are carried out.

          Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

          Group financing (including financial expenses and financial income)
          and taxes on income are managed on a group basis and are not allocated to segments.

                                     F - 13

                                                                     TEFRON LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5:- OPERATING SEGMENTS (CONT.)

     b.   Reporting on operating segments:

                        THREE MONTHS ENDED MARCH 31, 2009

                                     SEAMLESS        CUT & SEW        TOTAL
                                     --------        ---------       --------
                                                     UNAUDITED
                                     ----------------------------------------
                                                 DOLLARS IN THOUSANDS
                                     ----------------------------------------

External revenues                      21,651          25,334          46,985
                                     ========        ========        ========

Segment results                        (1,067)          1,387             320
                                     ========        ========        ========

Financial income, net                                                     494
                                                                     ========

Taxes on income                                                          (181)
                                                                     ========

Net Income                                                                633
                                                                     ========

Segment assets                         85,316          43,911         129,227
                                     ========        ========        ========

Segment liabilities                    31,711          33,335          65,046
                                     ========        ========        ========

Capital expenditure                       184              74             258
                                     ========        ========        ========

Depreciation and amortization           1,666             547           2,213
                                     ========        ========        ========

                        THREE MONTHS ENDED MARCH 31, 2008

                                     SEAMLESS        CUT & SEW        TOTAL
                                     --------        ---------       --------
                                                     UNAUDITED
                                     ----------------------------------------
                                                 DOLLARS IN THOUSANDS
                                     ----------------------------------------

External revenues                      19,232          31,710          50,942
                                     ========        ========        ========

Segment results                        (2,275)          2,578             303
                                     ========        ========        ========

Financial expenses, net                                                (1,181)
                                                                     ========

Tax benefit                                                               308
                                                                     ========

Loss                                                                     (570)
                                                                     ========

Segment assets                        105,605          56,145         161,750
                                     ========        ========        ========

Segment liabilities                    40,333          33,549          73,882
                                     ========        ========        ========

Capital expenditure                       887             553           1,440
                                     ========        ========        ========

Depreciation and amortization           1,608             559           2,167
                                     ========        ========        ========

                                     F - 14

                                                                     TEFRON LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5:- OPERATING SEGMENTS (CONT.)

     b.   Reporting on operating segments: (Cont.)

                          YEAR ENDED DECEMBER 31, 2008

                                     SEAMLESS        CUT & SEW        TOTAL
                                     --------        ---------       --------
                                                     UNAUDITED
                                     ----------------------------------------
                                                 DOLLARS IN THOUSANDS
                                     ----------------------------------------

External revenues                      86,265          87,564         173,829
                                     ========        ========        ========

Segment results                       (15,804)         (3,424)        (19,228)
                                     ========        ========        ========

Financial expenses, net                                                (3,028)
                                                                     ========

Tax benefit                                                             4,677
                                                                     ========

Loss                                                                  (17,579)
                                                                     ========

Segment assets                         99,012          32,720         131,732
                                     ========        ========        ========

Segment liabilities                    40,721          27,266          67,987
                                     ========        ========        ========

Capital expenditure                     2,497             877           3,374
                                     ========        ========        ========

Depreciation and amortization           6,833           2,092           8,925
                                     ========        ========        ========

NOTE 6: - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     CHANGE IN THE EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A SUBSIDIARY

     On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary. Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27, 2007, were forfeited. In addition, the employee's salary conditions were revised.

                                     F - 15

                                   TEFRON LTD.

     PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

                              AS OF MARCH 31, 2009

PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

The Board of Directors is honoured to present the Board of Directors' Report of
Tefron Ltd. (hereinafter: "TEFRON" or "THE COMPANY") for the three-month period ended March 31, 2009 (hereinafter: "THE REPORTING PERIOD"), in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

The Board of Directors' Report is attached to the Company's financial statements relating to the reporting period and has been prepared on the assumption that the Board of Directors' Report for the year ended December 31, 2008 is available to the reader.

1.   GENERAL

     The Company was incorporated in 1977 as a private company in Israel, and is a world leader in development, manufacturing, marketing and sale of intimate apparel, active wear and swimwear, sold all over the world. The
     Company's customers are companies that have market leading brands such as:
     Victoria's Secret, Nike, Target, Calvin Klein, GAP, lululemon, Patagonia,
     Reebok and other well-known brands in the USA and Europe.

     In 1997, the Company made an initial public offering of its shares on the
     NYSE, The Company became a public company and its shares were registered for trading on the NYSE. In September 2005, the Company registered its ordinary shares for trading on the Tel Aviv Stock Exchange (TASE), in addition to the trading on the NYSE.

     On December 22, 2008, the Company's ordinary shares were delisted from trading on the NYSE, due to a drop in the Company's market below $25 million. Shortly afterwards, the Company's shares began to be traded on the
     OTC(1). Accordingly, since March 1, 2009, the Company reports in accordance with Chapter F of the Securities Act, in addition to its reporting according to the reporting obligations pursuant to the U.S. Securities
     Exchange Act of 1934, referring to a Foreign Private Issuer whose securities are held by the public. Since the delisting of the Company's ordinary shares from trading on the NYSE, the Company is no longer subject to the directives of the NYSE, including with regard to reporting obligations.

     SUMMARY OF THE COMPANY'S CONSOLIDATED OPERATING RESULTS IN THE REPORTING
     PERIOD:

     The Company's sales in the reporting period amounted to $47.0 million, compared to $50.9 million in the corresponding quarter last year.

     The Company's consolidated operating income in the reporting period amounted to $320 thousand, compared to consolidated operating income of
     $303 thousand in the corresponding quarter last year.

     The Company's consolidated net income in the reporting period amounted to
     $633 thousand, compared to a consolidated loss of $570 thousand in the corresponding quarter last year.

     The Company's cash flows used in operating activities amounted to $568 thousand, compared to cash flows used in operating activities amounted to
     $4.6 million in the corresponding quarter last year.

---------------------------

(1)  The OTC is an electronic quoting system, which displays real time quotes, prices and trading volumes of securities traded over the counter, rather than on one of the US stock exchanges.

     BUSINESS ENVIRONMENT

     During 2008, a significant upheaval affected global financial markets, with the collapse of a number of the largest financial institutions in the USA and in other countries and of stock markets around the world. The economic and financial crisis was created following the crisis in the sub-prime mortgage market which started in the second half of 2007, and which engulfed other financial segments. The global financial and economic crisis, among other things, led to severe damage to global capital markets, significant declines and fluctuations on stock exchanges in Israel and around the world, and a worsening of the credit crunch that had arisen as a result of the sub-prime mortgage crisis. Following these events, various steps were taken by a number of countries and by the central banks, including the injection of funds into financial institutions and lowering interest rates. However, there is no certainty that these steps will halt the crisis or its deterioration. It appears that the direct economic implications of the crisis have yet to be exhausted, and there is still concern that the American and world economy will slip into recession.

     Alongside the global financial crisis described above, In the Israeli economy during the last two years an number of other developments, including substantial fluctuations in the exchange rates of the main foreign currencies versus the Shekel, and an increase in inflation in the domestic market.

     The aforesaid developments and shocks in the markets are liable to have a prolonged and significant negative impact on the Company's operating results, financial position, liquidity, value of its assets and its ability to raise funds and the terms thereof.

     As of the date of the report, it appears that the direct economic implications of the said crisis have not yet been exhausted. The economic situation in target markets and the recession in these markets are liable to have an effect on the consumption habits of consumers in the Company's area of operations and their total consumption. The Company is taking steps to balance the allocation of the economic burden and commercial risk between it and its suppliers and customers by making requests vis-a-vis its suppliers to apply the terms of trade of the Company's commitments with them, which are similar to the terms of trade that the Company's customers require from it.

     To withstand the global recession, in late 2008 and the beginning of 2009, the Company formulated a plan of action including the upgrading of its production system by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage, a 15%-headcount reduction, and a 5%-15%
     deduction in payroll. The Company also decided on the expansion of marketing activities in Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel, in order to expand its customer-base and their dispersal in the various markets, and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials.

     The company expects a decrease in its sales volume in the following two quarters of the year.

     The information regarding the decrease in sales volume is a forward-looking information, as defined in the Securities Act. A forward-looking information is an uncertain future information based on an information or valuations in the Company and includes intentions or valuations of the
     Company as of the reports publishing date, or is not dependent solely on the Company. That information, all or part of it, may not occur or occur differently, inter alia, from the following reasons: changes in the US
     Dollar exchange rate versus other currencies, changes in global economy, changes in demands of the relevant market changes in competition, etc.

     As of the date of this report, the Company has completed implementation of most of its efficiency plan and intends to complete it until the end of the second quarter of 2009. The Company estimates that the plan will result in significant savings in costs during 2009.

2.   ANALYSIS OF THE COMPANY'S FINANCIAL POSITION

     CURRENT ASSETS

     Company's current assets as of March 31, 2009 amounted to $62.3 million, compared to $62.5 million as of December 31, 2008.

     FIXED ASSETS AND INTANGIBLE ASSETS

     Fixed assets and intangible assets of the Company as of March 31, 2009 amounted to $64.5 million, compared to $66.5 million as of December 31,
     2008. The decrease of 2.9% in fixed assets and intangible assets is primarily attributable to quarterly depreciation expenses of $2.2 million.
     On the other hand, the Company invested a total of $0.2 million in fixed assets and intangible assets.

     CURRENT LIABILITIES

     Company's current liabilities as of March 31, 2009 amounted to $45.2 million, compared to $57.6 million as of December 31, 2008. The decrease of
     21.5% was attributable to a change in the classification of loans that were presented at December 31, 2008 as a current liability, and in the financial statements as of March 31, 2009 are presented within long-term liabilities.
     The reasons for this were as follows:

     In respect of the loans taken by the Company from the banks, it is committed to complying with certain financial covenants (hereinafter: "the financial covenants"). Non-compliance with the financial covenants entitles the banks to make due for immediate repayment of the loans made to the
     Company. As of December 31, 2008, as a result of the Company's losses in the said year, the Company did not comply with some of the financial covenants. Accordingly, the said loans were stated in the December 31, 2008 financial statements under current liabilities. It should be clarified that, in March 2009, the Company prior to the publication of the December
     31, 2008 financial statements, the banks furnished the Company with waivers of their right to immediate repayment of the credit, as a result of non-compliance with the financial covenants. However, pursuant to the IFRS principles, the Company has classified those loans under current liabilities. A change in classification of the loans as aforesaid was made as a result of receiving a waiver from the banks of their right to immediate repayment of the credit granted to the Company and after the
     Company complied with its financial covenants as of March 31, 2009,.

     In addition, the Company reduced its liabilities to trade payables from
     $25.2 million to $24.1 million.

     LONG-TERM LIABILITIES

     Company's long-term liabilities as of March 31, 2009 amounted to $19.8 million, compared to $10.4 million as of December 31, 2008. The increase of
     91.1% is primarily attributable to the reclassification of long-term bank loans to long-term liabilities in the balance sheet, as set forth above, and on the other hand, a reduction of $0.7 million in the balance of employee benefit liabilities. The said reduction was primarily attributable from the strengthening of the US Dollar in relation to the Shekel and a reduction in the number of employees in the Company, in accordance with the efficiency plan outlined in paragraph 1 above.

     SHAREHOLDERS' EQUITY

     Shareholders' equity as of March 31, 2009 amounted $64.2 million, representing 49.7% of the total balance sheet, compared to $63.7 million, which represented 48.4% of the total balance sheet as of December 31, 2008.

     The increase in the Shareholders' equity as of March 31, 2009 compared to
     December 31, 2008 is primarily attributable to the period's net income amounted $633 thousand.

3.   OPERATING INCOME (DEVELOPMENTS OF STATEMENTS OF INCOME ITEMS)

     CONDENSED CONSOLIDATES STATEMENTS OF INCOME FOR THE FIRST QUARTER OF 2009
     AND 2008 (USD IN THOUSANDS)

                                            THREE MONTHS ENDED MARCH 31,
                                            --------------------------
                                               2009             2008
                                            ---------        ---------

Sales                                       $  46,985        $  50,942

Cost of sales                                  40,867           44,437
                                            ---------        ---------

Gross profit                                    6,118            6,505

Selling and marketing expenses                  4,218            4,659

General and administrative expenses             1,580            1,543
                                            ---------        ---------

Operating income                                  320              303

Financial expenses (income), net                 (494)           1,181
                                            ---------        ---------

Income (loss) before taxes on income              814             (878)

Taxes on income (tax benefit)                     181             (308)
                                            ---------        ---------

Net income (loss)                           $     633        $    (570)
                                            =========        =========

     ANALYSIS OF THE RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 COMPARED
     TO THE CORRESPONDING QUARTER IN THE PREVIOUS YEAR:

     SALES of the Group in the first quarter of 2009 amounted to $47.0 million, compared to US$ 50.9 in the first quarter of 2008, a reduction of 7.8%. The decrease in sales is attributable to a decline in sales of intimate apparel and active wear, mostly derived from the global economic slowdown. This decrease was partly offset by an increase in sales of swimwear.

     THE DEVELOPMENT OF SALES FOR THE FIRST QUARTER IN 2009 AND 2008, DIVIDED
     INTO ACCOUNTING SEGMENTS AND PRODUCT LINES ARE AS FOLLOWS:

                                                            SALES
                         ----------------------------------------------------------------------------
                                                 THREE MONTHS ENDED MARCH 31,
                         ----------------------------------------------------------------------------
                                        2009                                      2008
                         ----------------------------------        ----------------------------------
                                                      (US$ IN THOUSANDS)
                         ----------------------------------------------------------------------------
                        CUT & SEW     SEAMLESS        TOTAL       CUT & SEW     SEAMLESS        TOTAL
                         ------        ------        ------        ------        ------        ------

Intimate apparel          4,836        15,181        20,017        10,323        12,603        22,926

Active wear               2,273         6,470         8,743         6,315         6,629        12,944

Swimwear                 18,225             -        18,225        15,072             -        15,072
                         ------        ------        ------        ------        ------        ------

TOTAL                    25,334        21,651        46,985        31,710        19,232        50,942

     COST OF SALES - Cost of sales in the first quarter of 2009 amounted to
     $40.9 million (87.0% of sales), compared to $44.4 million (87.2% of sales)
     in the first quarter of 2008.

     The reduction in the cost of sales in the first quarter of 2009 was primarily attributable to the strengthening of the US Dollar in relation to the Shekel and from the start of implementation of the efficiency plan, as noted in paragraph 1 above.

     GROSS PROFIT - The gross profit in the first quarter of 2009 amounted $6.1 million (13.0% of sales), compared to $6.5 million (12.8% of sales) in the first quarter of 2008.

     SELLING AND MARKETING EXPENSES - Selling and marketing expenses in the first quarter of 2009 amounted to $4.5 million compared to $4.7 million in the first quarter of 2008. The decrease of 3.2% was attributable to a decline in sales during in the quarter.

     GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses in the first quarter of 2009 amounted to $1.3 million compared to $1.5 million in the first quarter of 2008. The reduction of 16.3% in general and administrative expenses was attributable to a strengthening of the US
     Dollar in relation to the Shekel.

     OPERATING INCOME - The operating income in the first quarter of 2009 amounted to $0.3 million (0.7% of sales) compared to an identical operating income, $0.3 million (0.6% of sales) in the first quarter of 2008.

     FINANCIAL INCOME - Financial income, net for the first quarter of 2009 amounted to $0.5 million, compared to financial expenses, net of $1.2 million in the first quarter of 2008. The transition from financial expenses to financial income derived from: (1) the substantial appreciation of the US Dollar versus the Shekel, (2) a sharp decrease on the rate of
     LIBOR interest on long-term loans, net and (3) an offset of financial costs as a result of an increase in short-term credit and losses in respect of foreign currency exchange rate hedging transactions entered into by the
     Company.

     TAXES ON INCOME - During the first quarter of 2009, the Company recorded tax expenses of $181 thousand, compared to a tax benefit of $308 thousand in the first quarter of 2008. The transition from a tax benefit to tax expenses derived from the transition from a pre-tax loss of $878 thousand in the first quarter of 2008 to pre-tax income of $814 thousand in the first quarter of 2009.

     NET INCOME ATTRIBUTABLE TO THE COMPANY'S SHAREHOLDERS - Net income attributable to the Company's shareholders amounted to $633 thousand in the first quarter of 2009, compared to a loss of $570 thousand in the first quarter of 2008. The diluted earning per share was $0.3 in the first quarter of 2009, compared to a diluted loss per share of $0.3 in the first quarter of 2008.

     Although the Company recorded net income in the first quarter of 2009, it is still facing the effects of the global economic crisis and expecting to present an operating loss for the second quarter of 2009.

4.   LIQUIDITY

     CASH FLOWS USED IN OPERATING ACTIVITIES for the first quarter of 2009 amounted to $0.6 million, compared to cash flows used in operating activities in the first quarter of 2008 amounted to $4.6 million. The improvement in cash flows from operating activities in the first quarter of
     2009 was mainly due to a decrease in its working capital.

     CASH FLOWS USED IN INVESTING ACTIVITIES for the first quarter of 2009 amounted to $0.2 million, compared to cash flows provided by investing activities amounted to $4.3 million in the first quarter of 2008. The cash investments in fixed assets and intangible assets, net, amounted to $0.2 million in the first quarter of 2009, compared to $1.4 million in the first quarter of 2008. The positive cash flow from investing activities in the first quarter of 2008 derived mainly due to the sale of marketable securities and the repayment of deposits, which were used mainly for financing the Company's operating activities.

     CASH FLOWS USED IN FINANCING ACTIVITIES for the first quarter of 2009 amounted to $0.5 million, compared to $0.7 million in the first quarter of
     2008. The change in cash flows derived mainly due to an increase in short-term bank credit amounted $491 thousand.

     The balance of cash and cash equivalents as of March 31, 2009 amounted to
     $0.2 million, compared to $1.6 million as of December 31, 2008.

     The balance of short-term bank credit, net of current maturities, amounted to $9.8 million as of March 31, 2009, compared to $9.3 million as of
     December 31, 2008.

     The balance of long-term loans as of March 31, 2009 amounted to $14.4 million and includes current maturities of $4.2 million, compared to $15.5 million as of December 31, 2008. For further details regarding the developments of current liabilities and long-term liabilities, see section
     2 above.

     In March 2009, the Company received from all the lending banks waivers regarding the breach of financial covenants in its financial statements as of December 31, 2008.

     As of March 31, 2009, the Company's credit lines were $35 million. Of the credit lines, as of March 31, 2009, approximately $27 million had been utilized, through loans and the utilization of lines.

5.   FINANCING SOURCES

     In the first quarter of 2009, the Company financed its operations using shareholders' equity, supplier credit and bank credit.

6.   MATERIAL INFORMATION WITH REGARD TO DESCRIPTION OF CORPORATE BUSINESS

     In addition to material events during the reporting period described above, the following events have occurred in the Company:

     6.1  On January 20, 2009, a special General Meeting approved a reverse split of Company's ordinary share capital, such that each 10 ordinary shares of NIS 1 par value each would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22, 2009, the trading start date on the Tel Aviv Stock
          Exchange. Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each. The authorized share capital of the Company as of the date of the report, after implementing the reverse split, includes
          6,995,550 shares of NIS 10 par value each.

     6.2  In order to improve the Company's management, its operation and improvement in its conduct towards its customers and suppliers, the
          Group centralized in January 2009 all of its active wear and intimate apparel activity in Hi-Tex founded by Tefron Ltd. (hereinafter:
          "Hi-Tex"), a subsidiary of the Company, and left the swimwear activity in Macro Clothing Ltd. (hereinafter: "Macro "). For this purpose,
          Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex, pursuant to Section 104 of the Income
          Tax Ordinance. Since January 2009, the commitments of all the
          Company's customers and most of its suppliers in connection with intimate apparel and active wear is with Hi-Tex only, compared to the previous position, when suppliers and customers were required to enter into separate commitments both with Tefron and with Hi-Tex. As of the date of this report, Tefron manages the activities of Hi-Tex, Macro and the rest of the group's companies, with most of the assets and liabilities being held by Hi-Tex and Macro, all of whose ordinary shares are owned by Tefron. During February 2009, the Company decided on the implementation of a comprehensive efficiency plan. As a part of this, the Company decided on the enhancement if its production arrangement through the concentration of a number of production sites operating in Jordan to fewer enlarged production sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage and a
          15%-headcount reduction.

     6.3  Following the Company's financial results, inter alia, due to the global economic crisis and its implications, in February 2009, the
          Company decided on the implementation of a comprehensive efficiency plan. As a part of this, the Company decided on the enhancement if its production arrangement by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes
          (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage and a 15%-headcount reduction in the Company. The
          Company also decided on the expansion of marketing activities in
          Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel in order to expand its customer-base and their dispersal in the various markets and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials. At the end of 2008, the Company transferred all of its dyeing operation to sub-contractors with whom the Company had a long experience and an intensive long-term commercial relationship. As of the date of this report, the Company had completed the implementation of most of the efficiency plan. The
          Company estimates that the plan will result in significant savings in costs during 2009.

7.   EVENTS AFTER THE BALANCE SHEET DATE

     7.1  CHANGE IN THE EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A
          SUBSIDIARY

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were revised.

8.   EXPOSURE TO MARKET RISKS AND THE WAYS OF MANAGING THEM

     8.1  OFFICER IN CHARGE OF MARKET RISKS IN THE COMPANY

          The management of market risks in the Company is conducted according to the risk management policy determined by the Company's Board of
          Directors. The officer in charge of market risks in the Company, as of the date of the report, is Mr. Eran Rotem, the Company's Chief
          Financial Officer.

     8.2  DESCRIPTION OF MARKET RISKS TO WHICH THE COMPANY IS EXPOSED

          In its activities, the Group is exposed to a number of market risks, including: fluctuations in exchange rates, changes in the cost of raw materials and transhipment costs (mainly as a result of the effect of increases in the price of fuel on transhipment costs), changes in the
          US Dollar interest rate, a slowdown in global markets and the level of economic stability of its business partners, customers and suppliers.
          For the impact of the crisis currently affecting world markets, see section 1 to this chapter.

     8.3  RISKS OF CHANGES IN EXCHANGE RATES

          Most of the Company's sales are denominated in US Dollars. An additional substantial part of the sales are denominated in Euros, while a significant part of its salary expenses and costs of raw materials purchase are in Shekels. Because most of the Company's revenues are in foreign currency, while a significant proportion of its liabilities are in Shekels, the Company is exposed to changes in the exchange rate of the Shekel versus the US Dollar. This exposure includes economic exposure (with regard to the surplus of receipts over payments in foreign currency or linked to it) and an accounting exposure (with regard to a surplus of Dollar-linked assets over liabilities). From time to time, the Company examines the feasibility of purchasing hedges in respect of these exposures. The Company has entered into hedging transactions, in respect of the weakness of the
          US Dollar versus the Shekel, in the amount of $16 million in respect of salary expenses and the purchase of raw materials which will be paid in Shekels at the last nine months of 2009, and entered into hedging transactions in respect of the weakness of the Euro versus the
          US Dollar, in the total of (euro)2.5 million in respect of the proceeds from sales of Euros, which were received in the first quarter of 2009. In addition, the Company is taking steps to increase its sales in Europe and Israel, which, inter alia, will balance the arrangement of receipts so as to reduce the level of risk in this area.

     8.4  INTEREST RISK

          The Group is exposed to risk for changes in market interest of long-term and short-term loans received bearing variable interest
          (linked to LIBOR interest and prime based interests). The balance of the Company's long-term loans as of March 31, 2009 was $14.4 million.
          The balance of the Company's credit lines including short-term credit amounted to $20 million as of March 31, 2009. In addition, a subordinated note was issued to the Company bearing variable interest
          (linked to LIBOR).

          The three-months Dollar LIBOR interest was significantly decreased from the end of 2008 to the reports publishing date, a tendency, that if continues, would cause a decrease in the Company's financial expenses. On the other hand, in the last months, the bank credit price was increased, which might cause an increase in the Company's financial expenses.

     8.5  CREDIT RISK

          The Company has no significant concentrations of credit risk. Credit risk is liable to be created from the exposures of commitments in a number of financial instruments with one entity or as a result of contracting with a group of debtors with similar economic
          characteristics, whose ability to fulfil their obligations is expected to be affected similarly under economic or other changes in conditions. The Group's sales are mainly from customers in the United
          States and Europe. In the first quarter of 2009, 35.6% of the
          Company's sales were to its two largest customers. An adverse change in the credit days of one of these two customers would be likely to have a material impact on the Company's liquidity level. The Company regularly monitors the debts of its customers and is taking steps to expand its customer basis, in order to reduce the credit risk, as far possible.

     8.6  COMPANY POLICY IN THE MANAGEMENT OF MARKET RISK

          Risk management is carried out by the Company in accordance with policy approved by the Board of Directors. The Board of Directors determines principles for risk management, similar to the specific policy for certain exposures to risks.

          The Company regularly monitors the exposures created by changes in exchange rates and interests. As of the date of this report, the
          Company is investing in financial instruments, including hedging transactions (versus exposure to foreign currency, etc.).

     8.7  MEANS OF SUPERVISION AND REALIZATION OF THE POLICY

          As of the date of the report, Mr. Eran Rotem, the Company's Chief
          Financial Officer, is responsible for conducting the policy delineated by the Company's Board of Directors. From time to time, at meetings of the Board of Directors and its committees, discussions are held on matters concerning market risk, or alternatively, if an unusual event occurs, discussions are held regarding the balance sheet and cash flow exposure. The Board of Directors periodically considers the need for taking financial measures in order to reduce risks of exposure.

                                       10

     8.8  LINKAGE BASIS REPORT

          The linkage terms of monetary balances from the Company's balance sheet as of March 31, 2009 and as of December 31, 2008 are as follows:

                                                                        AS OF MARCH 31, 2009
                                    --------------------------------------------------------------------------------------
                                                                                    IN OTHER     NON-MONETARY
                                   IN DOLLARS        IN NIS         IN EUROS       CURRENCIES      BALANCES        TOTAL
                                    --------        --------        --------        --------       --------       --------
                                                                          US$ IN THOUSANDS
                                    --------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                221               -               -               -              -            221

Short-term investments                 1,149               -               -               -              -          1,149

Trade receivables                     24,545           2,730           2,334             986              -         30,595

Other accounts receivable              4,027             251              11              23              -          4,312

Inventories                                -               -               -               -         26,026         26,026

Subordinated note                      2,400               -               -               -              -          2,400

Fixed and intangible assets                -               -               -               -         64,534         64,534
                                    --------        --------        --------        --------       --------       --------

Total assets                          32,332           2,981           2,345           1,009         90,560        129,227
                                    ========        ========        ========        ========       ========       ========

LIABILITIES

Short-term bank credit                13,285             750             (70)              -              -         13,965

Trade payables                         9,619          13,208           1,285               4              -         24,116

Other accounts payable                 1,395           5,740               -               -              -          7,135

Loans from banks                      10,297               -               -               -              -         10,297

Employee benefit liabilities               -               -               -               -          1,413          1,413

Long-term accounts payable -
   institutions                            -           1,432               -               -              -          1,432

Deferred taxes, net                    6,688               -               -               -              -          6,688
                                    --------        --------        --------        --------       --------       --------

Total liabilities                     41,284          23,130           1,215               4          1,413         65,046
                                    ========        ========        ========        ========       ========       ========

Excess assets over
   liabilities                        (8,952)        (18,149)          1,130           1,005         89,147         64,181
                                    ========        ========        ========        ========       ========       ========

                                       11

                                                                      AS OF DECEMBER 31, 2008
                                    --------------------------------------------------------------------------------------
                                                                                    IN OTHER     NON-MONETARY
                                   IN DOLLARS        IN NIS         IN EUROS       CURRENCIES      BALANCES        TOTAL
                                    --------        --------        --------        --------       --------       --------
                                                                          US$ IN THOUSANDS
                                    --------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents              1,278              27             259               2              -          1,566

Short-term investments                   847               -               -               -              -            847

Trade receivables                     21,000           1,118           1,144             184              -         23,446

Other accounts receivable              2,431           2,089              38               -              -          4,558

Inventories                                -               -               -               -         32,125         32,125

Subordinated note                      2,700               -               -               -              -          2,700

Fixed and intangible assets                -               -               -               -         66,490         66,490
                                    --------        --------        --------        --------       --------       --------

Total assets                          28,256           3,234           1,441             186         98,615        131,732
                                    ========        ========        ========        ========       ========       ========

LIABILITIES

Short-term bank credit                23,441           1,368               -               -              -         24,809

Trade payables                        13,975           9,190           1,991              11              -         25,167

Other accounts payable                 4,432           3,204               -               -              -          7,636

Employee benefit liabilities               -               -               -               -          2,169          2,169

Long-term accounts payable -
   institutions                            -           1,309               -               -              -          1,309

Deferred taxes, net                    6,897               -               -               -              -          6,897
                                    --------        --------        --------        --------       --------       --------

Total liabilities                     48,745          15,071           1,991              11          2,169         67,987
                                    ========        ========        ========        ========       ========       ========

Excess assets over
   liabilities                       (20,489)        (11,837)           (550)            175         96,446         63,745
                                    ========        ========        ========        ========       ========       ========

                                       12

     8.9  SENSITIVITY ANALYSIS

          Reporting is mainly quantitative, but if necessary can be qualitative.
          Reporting includes sensitivity analysis to the fair value of the recognized components. As part of the sensitivity analysis, an examination was made of the impact of the change in the market prices of the fair value of the said components. As part of the sensitivity analysis, tests were conducted - as a result of changes, up and down, of certain percentages of market prices. Items exposes to various risks (for example: exchange rate and interest) were presented a number of times for the purpose of the sensitivity tests separately for each risk.

          SENSITIVITY ANALYSIS AS OF MARCH 31, 2009 IS AS FOLLOWS:

          SENSITIVITY TO CHANGES IN THE EXCHANGE RATE OF THE DOLLAR/NIS:

                                    GAIN (LOSS) FROM CHANGES          FAIR             GAIN (LOSS) FROM
                                          IN FAIR VALUE              VALUE           CHANGES IN FAIR VALUE
                                    ------------------------        --------        ------------------------
                                        5%             1%                             (1)%             (5)%
                                    --------        --------        --------        --------        --------

Anticipated exchange rate           NIS 4.40        NIS 4.23        NIS 4.19        NIS 4.15        NIS 3.98
                                       = $ 1           = $ 1           = $ 1           = $ 1           = $ 1

                                                                  $ in thousands

Trade receivables                       (137)            (27)          2,730              27             137

Other accounts receivable                (13)             (3)            251               3              13

Short-term bank credit                    38               8            (750)             (8)            (38)

Trade payables                           660             132         (13,208)           (132)           (660)

Other accounts payable                   287              57          (5,740)            (57)           (287)

Long-term accounts payable -              72              14          (1,432)            (14)            (72)
   institutions

TOTAL                                    907             181         (18,149)           (181)           (907)

                                       13

          SENSITIVITY TO CHANGES IN DOLLAR LIBOR INTEREST RATES FOR 3 MONTHS

          The calculation below relates to the cash flow exposures and not to changes in fair value in respect of long-term loans totalling $14,448 thousand and subordinated note totalling $3,000 thousand.

                                 GAIN (LOSS) FROM            FAIR           GAIN (LOSS) FROM
                               CHANGES IN FAIR VALUE         VALUE        CHANGES IN FAIR VALUE
                              ----------------------        -------      ----------------------
                                 1%            0.5%                       (0.5)%          (1)%
                              -------        -------        -------      -------        -------

Expected interest rate          2.192%         1.692%         1.192%       0.692%         0.192%

                                  US$ in thousands                          US$ in thousands

Long-term loans                  (255)          (127)                        127            255

Subordinated note                  80             40                         (40)           (80)

TOTAL                            (175)           (87)                         87            175

          SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2008 IS AS FOLLOWS:

          Sensitivity to changes in the exchange rate of the Dollar/NIS:

                                    GAIN (LOSS) FROM CHANGES         FAIR             GAIN (LOSS) FROM
                                         IN FAIR VALUE               VALUE          CHANGES IN FAIR VALUE
                                    -----------------------         -------         -----------------------
                                       5%              1%                             (1)%            (5)%
                                    -------         -------         -------         -------         -------

Anticipated exchange rate          NIS 3.99        NIS 3.84        NIS 3.80        NIS 3.76        NIS 3.61
                                      = $ 1          =  $ 1          =  $ 1           = $ 1          =  $ 1

                                                                $ in thousands

Cash and cash equivalents                (1)              -              27               -               1

Trade receivables                       (56)            (11)          1,118              11              56

Other accounts receivable              (104)            (21)          2,089              21             104

Short-term bank credit                   68              14          (1,368)            (14)            (68)

Trade payables                          460              92          (9,190)            (92)           (460)

Other accounts payable                  160              32          (3,204)            (32)           (160)

Long-term accounts payable -             65              13          (1,309)            (13)            (65)
   institutions

TOTAL                                   592             119         (11,837)           (119)           (592)

                                       14

          SENSITIVITY TO CHANGES IN DOLLAR LIBOR INTEREST RATES FOR 3 MONTHS

          The calculation below relates to the cash flow exposures and not to changes in the fair value in respect of long-term loans totalling
          $15,486 thousand and subordinated note totalling $3,000 thousand.

                                 GAIN (LOSS) FROM           FAIR           GAIN (LOSS) FROM
                              CHANGES IN FAIR VALUE         VALUE        CHANGES IN FAIR VALUE
                              --------------------          -----        --------------------
                                1%            0.5%                       (0.5)%          (1)%
                              -----          -----          -----        -----          -----

Expected interest rate        2.425%         1.925%         1.425%       0.925%         0.425%

                                 US$ in thousands                          US$ in thousands

Long-term loans                (297)          (149)                        149            297

Subordinated note                80             40                         (40)           (80)

TOTAL                          (217)          (109)                        109            217

10.  PROCESS OF APPROVING THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

     The Company's Board of Directors is the organ which discusses the interim and annual financial statements, and approves them after the balance sheet committee, convened atg a date prior to the Board of Directors meeting on the matter, has examined the draft financial statements draft together with the management of the Company and the independent auditor and has given the recommendation on the matter.

     Composition of the balance sheet committee is as follows:

     NAME                            OFFICE

     Yaakov Elinav                   Independent director
     Eli Admoni                      Independent director
     Shirit Kasher                   Director
     Micha Korman                    Director
     Avi Zigelman                    Director

     The professional material presented for discussion in the balance sheet committee and in the meeting of the Board of Directors, including the financial statements, is sent to the members of the committee and to the members of the Board of Directors a reasonable time before the convening of the meetings. The members of the Board of Directors, if they see fit, may raise questions and clarifications to the Company's Chief Financial Officer and/or the Company's Chief Executive Officer.

     During the meetings of the balance sheet committee and the Board of
     Directors, the Chief Financial Officer reviews the main points of the financial statements and the main issues in the financial reporting as discussed in the audit committee.

     In the meetings of the Board of Directors and the balance sheet committee in which the interim and annual financial statements are discussed, the independent auditor of the Company is invited and is present, who reviews the main issues that arose during the review of the financial statements or the audit of the financial statements, as applicable, and he is available to the members of the balance sheet committee and the Board of Directors on any query and clarification with respect to the financial statements prior to their approval.

                                       15

     On May 31, 2009, a meeting of the balance sheet committee was held, in which the financial statements for the period ended March 31, 2009 were discussed. The following members of the balance sheet committee took part:
     Yaakov Elinav, Eli Admoni, Micha Korman and Avi Zigelman.

-------------------------------------         ----------------------------------

              ADI LIVNEH                                YAAKOV GELBARD,
       CHIEF EXECUTIVE OFFICER                CHAIRMAN OF THE BOARD OF DIRECTORS

                             TEL AVIV, MAY 31, 2009

                                       16